UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 000-20260

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IntegraMed America, Inc. Profit Sharing and 401(K) Plan, as amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IntregraMed America, Inc.
Two Manhattanville Road
Purchase, New York, 10577-2100

INTEGRAMED AMERICA, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

PAGE

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplemental Information
Schedule of Assets (Held at end of Year)	12

SIGNATURES	13

INDEX TO EXHIBITS	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members and Plan Administrator of
IntegraMed America, Inc. 401k Plan

We have audited the accompanying statements of net assets available for benefits of the IntegraMed America, Inc. 401k Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.    An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IntegraMed America, Inc. 401k Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AMPER, POLITZINER & MATTIA, LLP

June 28, 2010
Edison, New Jersey

INTEGRAMED AMERICA, INC. 401(k)
PLANSTATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2009	2008
ASSETS:
Investments
At fair value:
Stable Value Fund	$2,510,857	$1,760,372
Mutual Funds	17,361,761	10,837,174
Employer Securities	175,065	105,627
Participant loans	499,370	505,450

Total Investments	20,547,053	13,208,669

Receivables
Participant contributions	-	46
Employer contributions	568,221	493,628

Net assets available for benefits at fair value	21,115,274	13,702,297

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	(16,852)	86,211

NET ASSETS AVAILABLE FOR BENEFITS	$21,098,422	$13,788,508

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2009

Additions to/Deductions from net assets attributable to:
Investment income
Net realized and unrealized appreciation in fair value of investments	$3,391,953
Interest and dividends	307,135

3,699,088

Contributions
Employer	568,221
Participants	3,775,022
Participant rollovers	817,311

5,160,554
Total Additions
8,859,642

Distributions to participants	(1,539,958)
Administrative expenses	(9,770)

Total Deductions	(1,549,728)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,309,914

Net assets available for plan benefits – beginning of year	13,788,508

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$21,098,422

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

The following description of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) (formerly “IntegraMed America, Inc. Profit Sharing and 401 (k) Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Sponsor controls and manages the operation and administration of the Plan. Principal Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan became effective January 1, 1997. Effective January 1, 2009, employees of Vein Clinics of America are eligible to participate in the IntegraMed America, Inc. 401k Plan as defined in Amendment No. 3.  There were four amendments to the plan during 2009, as follows:

Amendment No. 3 – Redefining the term “Prior Employer” in the Definitions Section of Article I.

Amendment No. 4 – Redefining or striking the terms “Eligibility Service”, “Prior Employer”, Predecessor Employer” and Vesting Service” in the Definitions Section of Article I. Also striking and replacing portions of the Active Participant Section of Article II.

Amendment No. 5 – Redefining certain terms in the Definitions Section of Article I, as well as in the Active
Participant Section of Article II.

Amendment No. 6 – Expanding the Rollover Contributions Section of Article III.

Participation

All employees are eligible to participate under the Plan as of the entry date (first day of the month following the completion of the eligibility requirements) following the initial month of employment and if the employee has attained the age of 21 years.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty five mutual funds and IntegraMed America, Inc. common stock, (“IntegraMed America Common Stock”) as investment options for participants.

Retirement Age

A participant’s normal retirement age is 65. However, a participant may elect an early retirement age of 55 after having completed five years of service. Benefits may also begin before normal retirement for a participant who becomes totally and permanently disabled.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 1 — DESCRIPTION OF PLAN (continued)

Contributions

Participants may make elective salary deferral contributions to the Plan, which are not to exceed the maximum amount allowed under the Internal Revenue Code. The Sponsor at its discretion may make a matching contribution or discretionary contribution equal to a percentage chosen by the Sponsor of the participant’s savings contribution. For 2009 and 2008, the matching contribution was the lesser of 1.5% of earnings, 25% of participant contribution, or $3,675 and $3,450, respectively.

Forfeitures

The portion of a participant’s account balance attributed to the sponsor’s matching contributions, which are not vested upon their termination of employment, will be forfeited and may be used in future periods to reduce administrative expenses and the sponsor’s discretionary contributions. Forfeitures were $43,969 and $15,030 for the annual periods ending December 31, 2009 and 2008, respectively and were used to reduce the sponsor’s discretionary contribution for the respective years.

Vesting

The portion of a participant’s account balance attributed to the sponsor’s discretionary contributions and matching contributions becomes vested at the rate of 20% per year over five years starting in the first year. Consequently, a participant is fully vested after five years. Each participant is fully vested in the amount in his or her account attributed to any elective salary deferral contributions to the Plan.

Payment of Benefits

At retirement, a participant shall be entitled to receive the vested amount in his or her separate account. The Plan provides that distributions at retirement be made at the participant’s option, either in one of several annuity options or in a lump-sum distribution.

Upon the death of a participant, the employee’s vested contributions will be distributed to his or her beneficiary either in the form of a life annuity or a lump sum, as the beneficiary shall determine.

Upon termination, a participant shall be entitled to his or her vested interest in the amount credited to his or her account.

Participant Loans

A participant may borrow up to 50% of their vested account balance ($1,000 minimum) to a maximum of $50,000. The loan’s principal and interest is required to be paid through payroll deductions and must be repaid within five years, unless the loan is used for the purchase of a primary residence, in which case it may be paid over a longer period of time subject to the Internal Revenue Code.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The Plan adopted ASC 740, “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The Plan’s adoption of ASC 740 did not impact the amounts reported on the financial statements of the Plan.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year-end. The fair value of the Plan’s investment in the Company‘s common stock is based on the quoted market price.  Investments in the stable value fund are reported at the value reported to the Plan by the insurance company, which represents the approximate fair value of the underlying investments comprising the trusts or accounts. Principal Stable Value Fund is comprised of investment contracts valued at fair value with an adjustment to contract value.  Purchases and sales of securities are recorded on a trade-date basis.

As described in Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Financial Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The FSP defines circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans.

As described in the FSP, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through participation in the Principal Stable Value Fund, which is a common collective trust fund.

The Plan presents in the statement of changes in net assets available for benefits the net realized and unrealized gain (loss), comprising the realized gains or losses and the unrealized appreciation (depreciation) on these investments, which is defined as the difference between cost and market value from one period to the next. Participant loans are valued at amortized cost, which approximates fair value.

Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These fees are annual fees deducted to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

IntegraMed America, Inc. (the “Sponsor”) currently pays a significant portion of the  administrative expenses of the plan. Plan participants also contribute towards the administrative expense via fees assessed to its underlying funds.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

As required by ASC 820 Fair Value Measurements, fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund: Valued at the net asset value of shares held by the Plan at year end based on the market value of its underlying investments.

Mutual funds:  Valued at the net asset value of shares held by the Plan at year end.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 105, FASB Accounting Standards Codification (“ASC 105”). The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative accounting principles generally accepted in the United States of America (“GAAP”) (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change GAAP. Instead, it introduces a new structure that is organized in an easily accessible, user friendly online research system. The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009. Thereafter, only one level of authoritative GAAP exists. All other literature is considered non-authoritative. The adoption of ASC 105 did not impact the Plan’s financial statements.

NOTE 3 — INVESTMENTS

Participants have a choice of placing their share of the assets of the Plan in any of 26 investment funds or IntegraMed common stock. The trustee, Principal Trust Company, administers these funds.

The following presents investments that represent 5 percent or more of the Plan’s net assets based upon fair value:

	December 31,
	2009	2008

Principal Trust Company —
Principal Stable Value Fund	$2,510,857	$1,760,372
Registered Investment companies
Prin Inv S&P 500 Inx Advpr Fd	—	743,084
Prin Lifetm 2020 Advpr Fd	2,643,867	1,178,415
Prin Lifetm 2030 Avpr Fd	3,013,293	1,411,641
Prin lifetm 2040 Advpr Fd	2,726,898	1,657,593
Prin Inv Ptr Lgcp Val Advpr Fd	—	830,353
Prin Inv Div Intl Adv Pr Fund	2,130,366	1,765,442

For the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value as follows:

December 31,
2009

Registered investment accounts	3,312,750
Common/Collective Trust Earnings (Stable Value)	49,678
IntegraMed America, Inc. Common Stock	20,664
Other	8,861
Net appreciation in fair value of investments	3,391,953

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 4 — RISK AND UNCERTAINTIES

The Plan has various investments including equities and registered investment accounts. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets’ volatility in 2010 may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market exchange.

The Company filed Form S-8 with the Securities and Exchange Commission on May 22, 2000 to register the employer securities on behalf of the Plan. In June 2009, the Company filed its initial Form 11-K for the years ended December 31, 2006, 2007 and 2008.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

Plan Investments are shares of mutual funds managed by Principal Trust Company who is the trustee and, therefore, these transactions qualify as party-in-interest.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan. If the Plan is terminated, participants will become fully vested in their accounts.

NOTE 7 — TAX STATUS

The Plan does not have a determination letter.  However, the Plan’s administrator and the Plan’s tax counsel believe the Plan is qualified and the related trust tax-exempt.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 8 — FAIR VALUE MEASUREMENTS

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2009.

	Investment Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Investments:
Employer Securities	$175,065			$175.065
Stable Value Fund		$2,510,857		2,510,857
Mutual Funds
Balanced	9,678,573
Large Foreign - Blend	2,130,366
Large - Blend	1,237,680
Large - Growth	892,006
Large - Value	994,145
Mid-Cap - Blend	267,753
Mid-Cap - Growth	467,983
Mid-Cap - Value	267,318
Intermediate Term Bond	775,948
Small - Blend	385,494
Small - Growth	131,819
Small - Value	132,676
Loans to participants			$499,370	499,370

Total investments at fair value	$17,536,826	$2,510,857	$499,370	$20,547,053

	Investment Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds	$10,837,174			$10,837,174
Stable Value Fund		$1,760,372		1,760,372
Employer Securities	105,627			105,627
Loans to participants			$505,450	505,450

Total investments at fair value	$10,942,801	$1,760,372	$505,450	$13,208,623

Total trust investment assets at fair value classified within level 3 were $499,370 and $505,450 as of December 31, 2009 and 2008, which consists of participant loans. Such amounts were 2.4% and 3.7% of net assets available for benefits at fair value as of December 31, 2009 and 2008.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 8 — FAIR VALUE MEASUREMENTS (continued)

Participant loans are valued at cost, which approximates fair value and is considered to be a level 3 measurement. The summary of changes in the fair value of the Plan’s level three assets for the year ended December 31, 2009 is as follows:

	December 31,
	2009	2008
Balance, beginning of year	$505,450	$405,582
Issuances and settlements (net)	(6,080)	99,868
Balance, end of year	$499,370	$505,450

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and contributions from the financial statements to Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per financial statements	$21,098,422	$13,788,508
Less — adjustment from fair value to contract value for Fully benefit responsive investment contracts	16,852	(86,211)
Net assets available for benefits per Form 5500	$21,115,274	$13,702,297

	December 31,
	2009	2008
Net appreciation (depreciation) in fair value of investments per the financial statements	$3,391,953	$6,620,419
Change during the year in fair value compared to contract value of Fully benefit responsive investment contracts	103,062	78,992
Net appreciation (depreciation) in investments per Form 5500	$3,495,015	$6,699,411

INTEGRAMED AMERICA, INC.
401(K) PLAN
EMPLOYER ID # 06-1150326, PLAN NO. 002
SCHEDULE H, LINE 41 ON FORM 5500
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2009

	Identity of Issue	Description of investment	Cost	Current Value

*	Union Bond & Trust Company	Principal Stable Value Fund	**	$2,510,857
*	Princor Financial Services	Prin MidCap Growth Fund	**	467,983
*	Princor Financial Services	Prin SmallCap Value fund	**	132,676
*	Princor Financial Services	Prin Div Intl Fund	**	2,130,366
*	Princor Financial Services	Prin LgCap S&P 500 Idx Fund	**	897,350
*	Princor Financial Services	Prin LgCap Value III Fund	**	994,145
*	Princor Financial Services	Prin SmallCap Growth I Fund	**	131,819
*	Princor Financial Services	Prin MidCap S&P 400 Idx fund	**	267,753
*	Princor Financial Services	Prin SmallCap S&P 600 Idx Fnd	**	385,494
*	Princor Financial Services	Prin Bond & Mtg Secs Fund	**	712,261
*	Princor Financial Services	Prin Life Time 2010 Fund	**	589,376
*	Princor Financial Services	Prin Life Time 2020 Fund	**	2,643,867
*	Princor Financial Services	Prin Life Time 2030 Fund	**	3,013,295
*	Princor Financial Services	Prin Life Time 2040 Fund	**	2,726,897
*	Princor Financial Services	Prin Life Time 2050 Fund	**	560,120
*	Princor Financial Services	Prin Life Time Str Inc Fund	**	95,075
	Neuberger Berman Mgmt	Neub Berm Partners Adv Fund	**	340,330
	The American Funds	Am Fds Growth Fund	**	892,006
*	Princor Financial Services	Prin MidCap Value I Fund	**	267,318
*	Princor Financial Services	Prin Life Time 2015 Fund	**	6,715
*	Princor Financial Services	Prin Life Time 2025 Fund	**	21,460
*	Princor Financial Services	Prin Life Time 2035 Fund	**	13,410
*	Princor Financial Services	Prin Life Time 2045 Fund	**	8,277
*	Princor Financial Services	Prin Life Time 2055 Fund	**	81
*	Principal Life Insurance Co.	Principal Core Plus Bd Fund	**	63,687
*	IntegraMed America, Inc.	IntegraMed Common Stock	**	175,065
	Participant Loans	Range of interest rates from 4.25% to 9.25%	**	499,370
				$20,547,053

*             Party in interest
**             Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date	June 30, 2010	By:	INTEGRAMED AMERICA, INC. PROFIT SHARING AND 401(k) PLAN AS AMENDED /s/John W. Hlywak, Jr.
John W. Hlywak, Jr. Executive vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Amper, Politziner & Mattia, LLP